Filed by Tronox Limited
Pursuant to Rule 425 of the Securities Act of 1933, as amended
Subject Company: Tronox Incorporated (File No: 001-32669)
EXXARO MINERAL SANDS ACQUISITION Investor Presentation October 6, 2011

FORWARD LOOKING STATEMENTS This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Tronox Incorporated and Tronox Limited caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro Resources Limited (“Exxaro”), including future financial and operating results, Tronox Incorporated’s, Tronox Limited’s or Exxaro’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Tronox Incorporated shareholder approvals; the risk that Tronox Incorporated, Tronox Limited and Exxaro may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the transaction may not be satisfied; the ability of the combined company to obtain necessary financing to refinance existing indebtedness or modifying existing financing arrangements, and finance the combined business post-closing and the terms on which such financing or modification may be available; the timing to consummate the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that Tronox Limited will not be able to complete registration of its shares with the SEC and/or the listing thereof on a securities exchange, and the timing therefor; the risks to shareholders associated with becoming shareholders of an Australian-domiciled holding company; the planned corporate governance arrangements at Tronox Limited and the impact thereof on shareholders and the market value of its shares, including as a result of Exxaro being a large shareholder with significant contractual rights and voting power; the risk that the expected cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the pricing of, and demand for, Tronox Incorporated’s and Exxaro’s mineral sands products; the failure to achieve expected pricing in future periods, including those reflected in TZMI estimates; demand for consumer products for which Tronox Incorporated’s businesses supply raw materials; the financial resources of competitors; the ability to recognize the value of Tronox Incorporated’s tax attributes, and any limitation thereon, including as a result of audits and/or changes of control; the market for debt and/or equity financing; the ability to achieve favorable tax structuring for the benefit of Tronox Limited and its subsidiaries and shareholders; the ability to respond to challenge s in international markets; changes in currency exchange rates; actual currency exchange rates which are different from the forward curve currency exchange rates and constant long-term currency exchange rates assumed in preparation of any estimates of future financial results; political or economic conditions in areas where Tronox Limited and its subsidiaries will operate; the risk of changes in laws and regulations applicable to the business and assets of Tronox Limited and its subsidiaries will operate; trade and regulatory matters; general economic conditions; and other factors and risks identified in the Risk Factors Section of Tronox Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2007, and subsequent Quarterly Reports on Form 10-Q, as filed with the U.S. Securities and Exchange Commission (SEC), and other SEC filings. These risks, as well as other risks associated with the transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement that will be filed with the SEC in connection with the transaction. Each forward-looking statement speaks only as of the date of the particular statement and neither Tronox Incorporated nor Tronox Limited undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. See also under the information under “Non-GAAP measures” in this presentation. ADDITIONAL INFORMATION AND WHERE TO FIND IT This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited will file with the SEC a Registration Statement that will include a proxy statement of Tronox Incorporated that also constitutes a prospectus of Tronox Limited. Tronox Incorporated will deliver the proxy statement/prospectus to its shareholders. Tronox Incorporated urges investors and shareholders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website (www.tronox.com) under the heading “Investor Relations”.

TRONOX

Tronox and Exxaro Mineral Sands Combination

- Tronox and its Board of Directors considered various strategic alternatives to maximize shareholder value
- Combination of Tronox and Exxaro Mineral Sands provides (i) the most compelling way to maximize shareholder value and (ii) a higher value route to liquidity post closing without a substantial delay compared to a listing
  - ✓ Security of ore supply in current tight market conditions and over longer-term
  - ✓ Significant free cash flow generation – Estimated pro forma levered free cash flow of ~$700 million in 2012 and increasing (1)
  - ✓ Improved earnings power – Estimated 17% EPS accretive in 2012 and increasing (1)
  - ✓ Enhanced strategic and financial flexibility to build further shareholder value post-closing

1. Based on Tronox estimates and TZMI (Jul-2011) commodity price forecasts for titanium ore, TiO_2 pigment, and zircon adjusted to reflect existing contracts. Pig iron commodity price estimates per Tronox. EPS accretion and pro forma levered free cash flow include anticipated synergies and cost savings and exclude one-time transaction related items. Pro forma levered free cash flow calculated as cash flow from operations less capex. Pro forma levered free cash flow and EPS accretion illustrates, on a pro forma basis, the effect of the transaction assuming the transaction has occurred on 01-Jan-2012.

3

Strategic Rationale of the Transaction Financial Rationale of the Transaction Detailed Review of Transaction Terms

Combining a leading pigment producer and a leading ore supplier to create security of raw material and optimal supply of feedstock Security of ore supply in near-term ?Raw material security important in (2012) and longer-term current economic conditions; even more critical when economic conditions improve Solid platform for future growth ?Combination provides enhanced cash flow generation and earnings growth profile Integrated platform with ?Ability to capture value throughout meaningful operational synergies the TiO2 value chain ?Significant long-term shareholder value creation opportunity Pro forma for the combination, Tronox will be highly differentiated and the most attractively positioned company in the pigments value chain

Global Supply / Demand for Titanium Feedstock (1) 12,000 Existing production of 6,000,000 000’ TiO2 units 10,000 TiO2 units per annum includes 8,000 projects currently in operation plus 6,000 ~440,000 TiO2 units from Fairbreeze 4,000 and the Moma mine expansion in 2,000 Mozambique both of which are ‘06E ‘08E ‘10E ‘12E ‘14E ‘16E ‘18E ‘20E Supply Demand approved but not yet in production Global Supply / Demand for Titanium Feedstock (1) 12,000 New Projects totaling ~1,000,000 000’ TiO2 units 10,000 TiO2 units per annum includes mines that have completed technical 8,000 feasibility studies but have not yet 6,000 been commisioned 4,000 2,000 Earliest claimed start-up 2013 ‘00A ‘02A ‘04A ‘06A ‘08A ‘10A ‘12E ‘14E ‘16E ‘18E ‘20E Existing / Approved Production New Projects Underlying Demand New Projects also include Indexed Feedstock Pricing (1) 1,500,000 TiO2 units per annum 600% 500% relating to mines under investigation 400% which have not completed technical 300% feasibility studies 200% 100% Lack financial and operational 0% ‘00A ‘02A ‘04A ‘06A ‘08A ‘10A ‘12E ‘14E ‘16E ‘18E ‘20E certainty 1. TZMI (Jul-2011). Synthetic Rutile Chloride Slag

Current market for titanium feedstocks is very tight, especially for high-grade feedstocks Ore supply deficits are expected to grow Depletion of legacy ore bodies and lack of investment High risk and long lead time (typically 5 — 7 years) in starting new projects Ore suppliers are succeeding in moving prices higher and changing prices more quickly Ore price volatility expected to increase for pigment producers Vertical integration into ore provides significant advantages Security of ore supply in tight market conditions Opportunity to capture value throughout the TiO2 chain Growth enabled through assured feedstock Stand-Alone Tronox Pro Forma Tronox 000’ tonnes ore 000’ tonnes ore 601

TRONOX

Security of Supply

Stand-Alone Tronox



000' tonnes ore
Third-party contracts and spot market purchases required to fill current production requirements
429
83
Tiwest JV
99
Botlek
248
Hamilton
138
138
Tiwest JV (15+ yr LoM)
Titanium Feedstock Capacity (1)
Titanium Feedstock Requirements (2)

Pro Forma Tronox



000' tonnes ore
601
KZN Sands (12+ yr LoM)
220
Namakwa Sands (20+ yr LoM)
160
83
Tiwest JV (Merge) (15+ yr LoM)
138
512
83
Tiwest JV (Merge)
83
99
Botlek
248
Hamilton
Titanium Feedstock Capacity (1)
Titanium Feedstock Requirements (2)

Status and terms of existing ore contracts will allow Tronox to benefit from vertical integration as soon as the transaction is consummated

Note: LoM represents Life of Mine based on the remaining economically exploitable reserves left in years at current rate of production.

1. Feedstock capacity based on synthetic rutile and chloride slag capacity. KZN Sands gives effect to Fairbreeze mine development project expected to open in 2014.
2. Titanium feedstock requirements based on Tronox pigment production capacity adjusted for illustrative titanium feedstock to TiO_2 pigment ratio of 1.1 to 1.0.

8

TiO — Supply/Demand (1) Global TiO pigment market continues to 2 2 10,000 remain tight with major producers operating 000’ TiO2 units near full capacity (>95%) 8,000 The projected expansion of TiO2 pigment 6,000 supply reflects announced but not built production facilities most of which are in 4,000 China and producing sulfate 2,000 Current supply dynamics and projected ‘00A ‘02A ‘04A ‘06A ‘08A ‘10A ‘12E ‘14E ‘16E ‘18E ‘20E Supply Demand demand increases should lead to improved economics over the long term Indexed TiO Pigment Pricing (2) 2 300% TiO2 pigment producers are limited in their ability to make significant capacity expansions to meet incremental demand 200% due to constrained ore market Access to ore is critical for any 100% meaningful capacity increases Tronox, with its assured ore supply, will be 0% ‘00A ‘02A ‘04A ‘06A ‘08A ‘10A ‘12E ‘14E ‘16E ‘18E ‘20E best positioned to increase TiO pigment 2 World High Quality capacity at the appropriate times based on 1. Estimates per Tronox based on TZMI (July-2011). 2. TZMI (Jul-2011). market conditions

Zircon — Supply/Demand (1) Zircon is a mineral often produced as a co-product of TiO2 minerals primarily in Australia 2,250 000’ tonnes and South Africa 2,000 Global Zircon demand continues to stay 1,750 1,500 significantly higher than supply 1,250 Expected strong long-term demand 1,000 driven by urbanization, especially in developing economies such as China 750 500 Inventories throughout the supply chain ‘00A ‘02A ‘04A ‘06A ‘08A ‘10A ‘12E ‘14E ‘16E ‘18E ‘20E Existing / Approved Production New Projects Underlying Demand at historically low levels Zircon market fundamentals expected to stay Indexed Zircon Pricing (1) positive over the long-term 1000% Structural market deficits expected to 800% persist 600% No significant new supply sources are 400% apparent to fill the gap — limited number of quality projects available for 200% development 0% ‘00A ‘02A ‘04A ‘06A ‘08A ‘10A ‘12E ‘14E ‘16E ‘18E ‘20E Premium Bulk

Near -Term Medium-Term Consolidation of TiWest JV Optimization of ore in-use Elimination of duplicate services High grade TiO2 feedstocks Rationalization of SG&A Cheaper slag fines Marketing Significant cost advantages from Supply chain optimization Lower chlorine & coke costs Finance Lower freight costs per tonne of Improved logistics Larger ore shipments TiO2 Ability to “debottleneck” with limited capital expenditures Estimated Run-Rate Savings of ~$30 mm (annual)

Multiple levers to drive significant long-term shareholder value in different economic conditions ?Acquisition of strategic mining assets at attractive valuations ?Significant free cash flow generation — Estimated pro forma levered free cash flow of ~$700 million in 2012 and increasing (1) — Intention to adopt dividend policy consistent with peers — Opportunity for return of additional cash to shareholders — Potential high-return investments ?Improved earnings power — Estimated 17% EPS accretive in 2012 and increasing (1) ?Flexible capital structure ?Preserves existing NOLs and tax attributes 1. Based on Tronox estimates and TZMI (Jul-2011) commodity price forecasts for titanium ore, TiO2 pigment, and zircon adjusted to reflect existing contracts. Pig iron commodity price estimates per Tronox. EPS accretion and pro forma levered free cash flow include synergies and cost savings and exclude one-time transaction related items. Pro forma levered free cash flow calculated as cash flow from operations less capex. Pro forma levered free cash flow and EPS accretion illustrates, on a pro forma basis, the effect of the transaction assuming the transaction has occurred on 01-Jan-2012.

TRONOX

New Tronox Adjusted EBITDA Profile

Pro Forma New Tronox ex. Synergies [1]

(US$ in millions)



$497
$770 - $800
85%
$1,400 - $1,500
$1,750 - $2,000
$1,000+
LTM 6/30/2011
2011E
2012E
Peak (E)
Mid-Cycle (E)

Pro Forma New Tronox



Electrolytics
Zircon, Pig Iron, and Other
TiO_2 Pigments

Illustrative Adjusted EBITDA Contribution

Note: Adjusted EBITDA based on Tronox estimates and TZMI (Jul-2011) commodity price forecasts for titanium ore, TiO_2 pigment, and zircon adjusted to reflect existing contracts. Pig iron commodity price estimates per Tronox.

1. Pro Forma Adjusted EBITDA does not give effect to synergies or cost savings. Exxaro Mineral Sands EBITDA presented on a 100% basis.

13

TRONOX

Attractive Implied Valuations

Tronox acquired strategic mining assets at attractive valuations

Pro Forma New Tronox Implied Valuation

(US$ in millions except per share data)

		Current [1]
Tronox Share Price		$ 92.00
Diluted Shares Outstanding [2]		26.9
Implied Equity Value		**$ 2,479**
(+) New Tronox Net Debt [3]		383
Implied Enterprise Value		**$ 2,862**
	Adj. EBITDA [4]	
LTM 30-Jun-2011A	$ 497	5.8 x
2011E Midpoint [5]	785	3.6
2012E Midpoint [5]	1,450	2.0
Mid-Cycle (E)	1,000	2.9

Note: Implied valuations are illustrative and for reference purposes only.

1. Tronox current price of $92.00/share represents Tronox closing price on 06-Oct-2011. Market data from Bloomberg.
2. Tronox diluted shares outstanding as of 30-Jun-2011. Includes dilution using the treasury stock method from Series A and Series B warrants and RSUs. Exxaro Mineral Sands based on total shares allocated which includes ~10.0mm Class B shares to be issued at closing and ~1.4mm Class B shares allocated for potential future issuance to Exxaro for Exxaro's retained 26% interest in the South African businesses.
3. Tronox net debt as of 30-Jun-2011. Exxaro Mineral Sands net debt is nil as businesses expected to be acquired on a debt-free/cash-free basis.
4. Pro Forma Adjusted EBITDA does not give effect to synergies or cost savings. Exxaro Mineral Sands contribution to Pro Forma Adjusted EBITDA represented on a 100% basis.
5. Adjusted EBITDA based on Tronox estimates and TZMI (Jul-2011) commodity price forecasts for titanium ore, TiO_2 pigment, and zircon adjusted to reflect existing contracts. Pig iron commodity price estimates per Tronox.

14

TRONOX

Capital Structure and Cash Flow Deployment

- Conservative pro forma capital structure with significant financial flexibility
  - No incremental debt incurred in acquisition
  - Future cash flow from operations expected to be sufficient to pay cash portion of merger consideration ($12.50 per share or ~$190 million in aggregate)
- Significant free cash flow generation
  - Intention to adopt dividend policy consistent with peers
  - Opportunity for return of additional cash to shareholders
  - Potential high-return investments

Tronox Capitalization (June 2011)

(US$ in millions)	Amount
Cash	$ 87
Total Debt	
$125mm Asset-Based Revolving Credit Facility	$ 39
$425mm Senior Secured Term Loan	423
Tiwest Finance Lease	8
Total Debt	**$ 470**
Net Debt	**383**
Stand-Alone	
Net Debt / LTM Adjusted EBITDA	1.2 x
LTM Adjusted EBITDA / Interest Expense	9.9 x
Pro Forma	
Net Debt / LTM Adjusted EBITDA	0.8 x
LTM Adjusted EBITDA / Interest Expense	15.7 x

Capital Expenditures

	Amount
PF Annual Maintenance Capex	$80 - $100
Tronox	~$30
Exxaro Mineral Sands	~$60
KZN Sands - Fairbreeze Project (2011-2013)	$200 - $225

15

Tronox should retain the ability to use the tax attributes presently available to it, including historical NOLs Tax attributes are worth at least $300 million on a Net Present Value basis These tax attributes (which are subject to audit by IRS) consist of: Pre-emergence NOLs (~$160 million) Deductions arising from Tronox’s bankruptcy emergence (“built-in-gain”: ~$1 billion) Future deductions relating to environmental remediation conducted by bankruptcy trusts Transaction with Exxaro may result in an “ownership change” for purposes of §382, which would impose an annual limitation on Tronox’s ability to utilize its pre-emergence NOLs The amount of such limitation will depend on the value of Tronox’s stock at closing and on long-term tax-exempt interest rate at that time. As a result the annual limitation cannot be calculated at this time However, any limitation is not expected to have a significant impact on a Net Present Value basis to Tronox’stax attributes

Tronox issuing shares to Exxaro in Pro Forma Corporate Structure exchange for: 74% interest in KZN Sands and 26% Public Namakwa Sands businesses Exxaro’s 50% interest in Tiwest ~61.5% ~38.5% Transaction negotiated and agreed upon based on relative Enterprise Values Pro forma equity ownership determined after adjusting for: Tronox net debt 74% Exxaro’s retained 26% direct interest in South African Tiwest South Electrolytics Hamilton Botlek businesses Africa Exxaro to retain 26% direct interest in South African businesses to satisfy South African Black Economic Namakwa KZN Empowerment (“BEE”) ownership Sands Sands requirements

9 member board comprising: 6 Class A directors (nominated by Tronox) Management 3 Class B directors (nominated by Exxaro) and Pro Forma Board of Tom Casey to remain Chairman & CEO of combined company Directors Key members of Exxaro’s senior management expected to join Tronox Three-year lockup period for Exxaro Standstill limiting Exxaro’s ownership to less than 45% until the third anniversary of the transaction Exxaro Thereafter, board approval process and/or majority support Lock-up and Standstill from unaffiliated shareholders required in order for Exxaro to Provisions go to 50% or above Special committee composed solely of non-affiliated Class A directors to address transactions / issues between Tronox and Exxaro

Limited significant matters require supermajority (6 of 9) approval at board level, including: lection of the Chairman of the Board Limited Board Supermajority Appointment or termination of the Chief Executive Officer Matters Material acquisitions / dispositions Sale of the Company Decision to pay dividends Class voting (approval of Class A and Class B shareholders Change of voting separately) to approve merger or sale of the company Control Provisions Majority of all the shares in each class for as long as Exxaro’s Class B voting interest is at least 20% Receipt of all regulatory approvals Key Effective New Tronox registration statement Conditions to Tronox shareholder approval Closing $20 million termination fee if Exxaro terminates following a fiduciary change in recommendation by Tronox’s board

TRONOX

Tronox and Exxaro Mineral Sands Combination

- Tronox and its Board of Directors considered various strategic alternatives to maximize shareholder value
- Combination of Tronox and Exxaro Mineral Sands provides (i) the most compelling way to maximize shareholder value and (ii) a higher value route to liquidity post closing without a substantial delay compared to a listing
  - ✓ Security of ore supply in current tight market conditions and over longer-term
  - ✓ Significant free cash flow generation – Estimated pro forma levered free cash flow of ~$700 million in 2012 and increasing (1)
  - ✓ Improved earnings power – Estimated 17% EPS accretive in 2012 and increasing (1)
  - ✓ Enhanced strategic and financial flexibility to build further shareholder value post-closing

1. Based on Tronox estimates and TZMI (Jul-2011) commodity price forecasts for titanium ore, TiO_2 pigment, and zircon adjusted to reflect existing contracts. Pig iron commodity price estimates per Tronox. EPS accretion and pro forma levered free cash flow include synergies and cost savings and exclude one-time transaction related items. Pro forma levered free cash flow calculated as cash flow from operations less capex. Pro forma levered free cash flow and EPS accretion illustrates, on a pro forma basis, the effect of the transaction assuming the transaction has occurred on 01-Jan-2012.

20

TRONOX | Combined Company Best Positioned To Maximize Value & Provide Liquidity

	Pro Forma TRONOX	HUNTSMAN		DU PONT	CRISTAL Global
Business Model	• Pigments value chain	• Diversified chemicals • TiO_2 pigment exposure	• Primarily TiO_2 pigments	• Diversified chemicals • TiO_2 pigment exposure	• TiO_2 pigment exposure
LTM EBITDA [1]	• $497 million	• $326 million	• $402 million	• NA	• NA
Total Equity Capacity	• 465 kt	• 560 kt	• 532 kt	• 1,100 kt	• 750 kt
% Chloride vs. Sulfate Capacity (Based on Equity Capacity)	Chloride 100%	Chloride 45% Sulfate 55%	Sulfate 25% Chloride 75%	Chloride 100%	Sulfate 12% Chloride 88%
Overview of Facilities	• Hamilton, MS • Kwinana, Australia • Botlek, The Netherlands	• Greatham, UK • Calais, France • Huelva, Spain • Scarlino, Italy • Lake Charles, LA • Telek Kalung, Malaysia • Umbogintwini, South Africa	• Leverkusen, Germany • Varennes, Canada • Langerbrugge, Belgium • Nordenham,Germany • Fredrikstad, Norway • Lake Charles, LA	• New Johnsonville, TN • DeLisle, MS • Altamira, Mexico • Kuan Yin, Taiwan • Edge Moor, DE	• Ashtabula, OH • Yanbu, Saudi Arabia • Stallingborough, UK • Kemerton, Australia • Arembepe, Brazil • Thann, France • Baltimore, MD
Ore Production / Feedstock Integration	• Fully integrated • Total: 600 kt - Slag and SR	• 100% dependant on third-party feedstock	• ~60% dependant on third-party feedstock [2]	• ~90% dependant on third-party feedstock [3]	• Partially dependant on third-party feedstock [4]

Source: Company filings, Wall Street Research and TZMI

1. Tronox Adjusted Pro Forma LTM EBITDA presented as Adjusted LTM EBITDA.
2. Based on 2010A ore production figures for Kronos. 328 kt ilmenite used in sulfate process. Purchase slag/rutile (470 kt).
3. Based on DuPont Jul-2011 conference call transcript. DuPont operates a titanium ore surface mine near Starke, FL.
4. Operates mine in Paraiba, Brazil. Owner of Bemax (Australia), world's 5th largest producer. Potential to increase existing ore capacity with ore from the Snapper mine which will come into production in 2011.

21

Prepare audited and pro forma financials Draft and file initial registration statement Receive regulatory and competition approvals Complete SEC comment and review process Distribute proxy statement and hold shareholder vote Close transaction in H1 2012 Re-listing expected in H1 2012 following transaction close

Appendix

TRONOX

Review of Transaction Terms

Tronox Shareholder Consideration

- Current Tronox shareholders to exchange existing common stock for new Class A ordinary shares in Australian-domiciled corporation ("New Tronox") and $12.50 per share in cash
- Transaction is taxable to Tronox shareholders
- Option to receive exchangeable shares of Tronox Inc. with rights to exchange later into Class A shares and $12.50 per share in cash, subject to minimum and maximum (with pro ration) election thresholds
  - Exchangeable share election is intended to provide certain Tronox shareholders with a mechanism which may allow them to defer a taxable event until the exchangeable share is exchanged into stock of New Tronox and cash

Exxaro Consideration

- Exxaro contributing its mineral sands operations to New Tronox in exchange for Class B ordinary shares in New Tronox
  - 10.0 million shares issued to Exxaro at closing (excludes put/call shares)
- Exxaro to retain 26% direct minority ownership in the South African businesses to satisfy South African BEE ownership requirements
  - Put/call shares: 1.4 million shares allocated for future issuance in exchange for Exxaro's 26% direct interest in the South African businesses in the event that the BEE compliance structure is no longer required

Pro Forma Ownership

- 15.8 million fully-diluted Class A shares (~61.5%)
- 10.0 million fully-diluted Class B shares (~38.5%) (excluding Exxaro's put/call shares)
- Total of 25.9 million fully-diluted shares outstanding

Note: Pro forma ownership illustrative and for reference purposes only. Tronox fully-diluted share count includes dilution using the treasury stock method from Tronox Series A and Series B warrants and RSUs and will vary based on Tronox share price assumptions.

24

Non-GAAP Measures To supplement our presentation we have included “EBITDA” and “Adjusted EBITDA” which are not presented in accordance with Generally Accepted Accounting Principles in the United States (GAAP) and is not meant to be a substitute for the most directly comparable GAAP measures of “net income”. Tronox management uses these measures to evaluate performance period over period, to analyze the underlying trends in the Company’s business, to assess its performance relative to its competitors, and to establish operational goals and forecasts that are used in allocating resources. Management uses non-GAAP financial measure because they exclude the effects of taxes, interest, depreciation and amortization and non-cash items (such as stock based compensation, fresh start accounting adjustments, and impairments) and non-operational costs and expenses (such as bankruptcy reorganization). Management believes that excluding these items is useful to investors because it is more representative of the operational performance and therefore more comparable to historical operations. A reconciliation of Adjusted EBITDA to net income is included herein for Tronox’s historical periods. We are unable to reconcile Adjusted EBITDA projections to future periods because of the difficulty in predicting the items that are excluded and referenced above.

Financial Reconciliation ($US in millions) LTM 2008 2009 2010 6/30/2011 1H 2010 1H 2011 Tronox Revenue $1,246 $1,070 $1,218 $1,441 $580 $803 Exxaro Revenue 336 419 636 778 284 426 Less: Pro Forma Intercompany Eliminations (1) (125) (141) (176) (241) (82) (147) Combined Revenue $1,457 $1,348 $1,678 $1,979 $782 $1,083 Tronox Adjusted EBITDA $81 $142 $203 $315 $92 $204 Exxaro Adjusted EBITDA 57 42 107 182 57 133 Combined Adjusted EBITDA $138 $184 $310 $497 $149 $336 Tronox Capex $34 $24 $45 $133 $17 $105 Exxaro Capex 69 99 95 71 52 29 Combined Capex $103 $123 $140 $204 $69 $134 (Rand in millions) Exxaro Revenue R 2,776 R 3,508 R 4,640 R 5,399 R 2,130 R 2,889 Exxaro Adjusted EBITDA 474 355 780 1,251 430 901 Note: Pro forma financials do not include synergies or cost savings; Unaudited Tronox financials for 2008 and 2009. Exxaro Mineral Sands financial data presented on a 100% basis . 1. Adjustments include Tiwest sales to Tronox, Exxaro TiO2 sales and Exxaro ore sales to Tronox. 26

TRONOX

Tronox EBITDA / Adjusted EBITDA Reconciliation

($US in millions)

	Unaudited 2008	Unaudited 2009	2010	LTM 6/30/2011	1H 2010	1H 2011
Net income (loss)	($335)	($39)	$6	$643	$71	$708
Interest and debt expense	54	36	50	41	25	16
Income tax provision (benefit)	(2)	(1)	2	11	4	13
Depreciation and amortization expense	58	53	50	64	25	38
EBITDA	**($225)**	**$49**	**$108**	**$759**	**$125**	**$775**
Reorganization expense associated with bankruptcy [1]	-	13	145	171	19	46
Gain on fresh start accounting	-	-	-	(659)	-	(659)
Noncash gain on liquidation of subsidiary [2]	-	-	(5)	4	(9)	
Provision for environmental remediation and restoration, net of reimbursements [3]	73	-	(47)	(12)	(40)	(4)
Fresh start inventory mark-up	-	-	-	36	-	36
(Income) Loss from discontinued operations	189	10	(1)	(1)	-	-
Restructuring costs not associated with the bankruptcy	14	-	-	-	-	-
Pension and post retirement settlement/curtailments	26	10	-	-	-	-
Gain on sale of assets	(25)	(1)	-	-	-	-
Impairment charges [4]	25	0	-	-	-	-
Unusual or non-recurring items [5]	-	24	-	-	-	-
Plant closure costs	-	25	1	0	1	0
Stock-based compensation	1	0	1	6	0	6
Foreign currency remeasurement	(7)	15	12	14	(1)	1
Other items [6]	10	(3)	(9)	(2)	(3)	4
Adjusted EBITDA	**$81**	**$142**	**$203**	**$315**	**$92**	**$204**

1. The Company has incurred costs related to the Chapter 11 bankruptcy proceedings. These items include cash and non-cash charges related to contract terminations, prepetition obligations, debtor-in-possession financing costs, legal and professional fees.
2. The 2010 amount is related to the liquidation of certain holding companies that resulted in a non-cash net gain due to the realization of cumulative translation adjustments.
3. In 2010, the Company recorded receivables from our insurance carrier related to environmental clean-up obligations at the Henderson facility.
4. In 2008, the Company recorded impairment charges of approximately $3.3 million related to the Savannah, Georgia, and approximately $21.6 million related to the Botlek, Netherlands, long-lived assets.
5. The 2009 amount represents the net loss on deconsolidation of the Company's German subsidiaries.
6. Includes noncash pension and postretirement healthcare costs and changes in estimates and accretion expense on asset retirement obligations.

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TRONOX